SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934

James River Group Holdings, Ltd.

(Name of Issuer)

Common Shares, $0.0002 par value

(Title of Class of Securities)

G5005R107

(CUSIP Number)

May 15, 2018

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw CH-SP Franklin, L.L.C. 26-0710942
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power -0-
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power -0-
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power -0-
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. G5005R107
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power -0-
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer
James River Group Holdings, Ltd.
(b)	Address of Issuer's Principal Executive Offices
Wellesley House, 2nd Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08

Item 2.
(a)	Name of Person Filing
D. E. Shaw CH-SP Franklin, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036
(c)	Citizenship

D. E. Shaw CH-SP Franklin, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Shares, $0.0002 par value
(e)	CUSIP Number
G5005R107
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of May 15, 2018:

(a)	Amount beneficially owned:

D. E. Shaw CH-SP Franklin, L.L.C.:	0 shares
D. E. Shaw & Co., L.L.C.:	0 shares
D. E. Shaw & Co., L.P.:	0 shares
David E. Shaw:	0 shares

(b)	Percent of class:

D. E. Shaw CH-SP Franklin, L.L.C.:	0.0%
D. E. Shaw & Co., L.L.C.:	0.0%
D. E. Shaw & Co., L.P.:	0.0%
David E. Shaw:	0.0%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw CH-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw CH-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw CH-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw CH-SP Franklin, L.L.C.:	-0- shares
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

Not Applicable as this statement is filed pursuant to Rule 13d-1(d).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: May 17, 2018

D. E. Shaw CH-SP Franklin, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw